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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 28, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Receives Approval for Plans to Establish Specified Base Stations for Expansion of 3.9G Mobile Communications

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Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 28, 2012

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

NTT DOCOMO Receives Approval for Plans to Establish Specified Base Stations

for Expansion of 3.9G Mobile Communications

NTT DOCOMO, INC. announced today that it has received approval from the Minister for Internal Affairs and Communications on its May 25th application to establish specified base stations for 3.9G mobile communications that will use the 700 MHz band. The plan, which was formulated in response to a rapid increase in data traffic, will also allow DOCOMO to expand and improve its Xi® (read “crossy”) LTE services.

DOCOMO plans to immediately begin establishment in order to provide an even higher standard of communication for their customers. The company plans to begin offering LTE services using the 700 MHz band in January 2015.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111